Exhibit 10.3

Ethanol Marketing and Services Agreement

This Agreement is made and entered into this 24th day of April, 2007, by and between Northern Lights Ethanol, LLC having an address near Big Stone City. South Dakota (hereinafter referred to as Owner), and Ethanol Products, LLC d/b/a POET Ethanol Products having an address of 9530 B. 37th Street North, Wichita, Kansas 67226 (hereinafter referred to as Marketer).

RECITALS:

A)           The Owner would like to utilize the services of a Marketer to market fuel grade ethanol (hereinafter referred to as Ethanol) from its plant sited near Big Stone City, South Dakota.

B)            Marketer is in the business of marketing Ethanol in the United States.

C)            The parities desire to enter into and execute this Agreement for the purpose of setting forth agreed upon terms and conditions.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, the parties agree as follows:

1.             Marketing Rights. Owner gives Marketer exclusive rights to market all Ethanol produced from its ethanol plant near Big Stone City, South Dakota.

2.             Term of Agreement. The initial term of this agreement shall be five (5) years effective on. July 1, 2007 (the “Commencement Date”). This Agreement renews automatically for additional five (5) year periods, at the end of the initial period and at the end of any subsequent five (5) year renewal period, unless terminated by either party. Either party may terminate this agreement at the end of the initial period or at the end of any five (5) year renewal period by giving to the other party ninety (90) days written notice of termination prior to the end of the then current period. Within fifteen (15) days of receipt of written notice of termination by either party, Marketer will provide Owner with a quantity per month of Ethanol for up to one (1) year from termination that will be needed to fulfill sales contracts in existence at the time of termination and copies of said contracts. Owner agrees that all such existing contracts disclosed in the fifteen (15) day period will be fulfilled, and that the terms of this Agreement will remain in effect for all such Ethanol.

3.             Marketing Services Provided.   Marketer will provide to Owner the following marketing services:

a.             Marketing.  Marketer will use its best efforts to effect the same of Owner’s Ethanol at available market prices.

b.             Scheduling. Marketer will be responsible for scheduling all shipments of Owner’s Ethanol. Marketer will provide to Owner a shipping order, and Owner will provide a combined shipping schedule as stated in Section 8 below.

c.             Leased Storage.  If it is deemed necessary by Marketer to market Owner’s Ethanol through storage facilities, Owner will pay all lease and throughput costs associated with such leases.

d.             Freight and Transportation. When necessary to market Owner’s Ethanol, Marketer will arrange for all freight and transportation services, including rail equipment, for delivery of Owner’s Ethanol.  Owner will pay all freight, transportation service and. throughput costs.

e.             Customer Creditworthiness. Marketer will make reasonable efforts to review the creditworthiness of Owner’s Ethanol customers. As deemed necessary at Marketer’s discretion, Marketer will obtain at its expense Credit Bureau reports or Dunn and Bradstreet reports for customers of Owner. Marketer will then recommend to Owner, which, if any, accounts Marketer believes should be rejected. Owner will have the right to request and review the rejection recommendations and/or reports and notify Marketer in writing of any customers in addition to the recommendations of Marketer that should be rejected or accepted by Owner. Marketer will not sell Ethanol to any customer rejected by Owner or Marketer.

f.              Accounts Receivable. Marketer will make reasonable efforts to collect any past due accounts. However, Marketer shall not be required to initiate litigation to collect delinquent accounts.  Marketer is authorized to turn over to collection agencies a delinquent account unless Owner determines that it will assume responsibility for collecting the account. Any collection agency fees resulting from the collections process will be borne by Owner.  All accounts receivable losses arising from the marketing of Ethanol are the sole responsibility of Owner, however, there will be no marketing fee paid to Marketer on these receivable losses.

g.             Title To and Risk of Loss. Title to and risk of loss shall pass from Owner directly to Owner’s customer according to the provisions of each sales transaction.

h.             Transaction Processing. Marketer will be responsible for invoicing all Ethanol marketed, receiving payments from customers, and paying freight and/or storage when necessary. Owner will be responsible for furnishing Marketer a report by 10:00 AM each workday of the previous day’s shipments. Marketer will send to the customers invoices the same day as the report is received.

i.              Remittance of Payment.  Each week a payment will be made to Owner for all Ethanol invoiced thirteen to nineteen (13-19) days prior to said date that has been paid by Owner’s customers. This payment will be adjusted for all; freight, transportation services, storage costs, throughput costs, Fees, costs incurred due to a Regulatory Change or Change in Customer Requirements, taxes, and when applicable, an adjustment for value-added as stated in Section 7 below.

4.             Administrative Services Provided. Marketer will provide to Owner the following Administrative Services:

a.             Distribution Services.  Marketer will be responsible for an on-going program to conduct carrier audits and will be responsible for carrier selection and dispatching, freight rate bundling and distribution optimization.

b.             Transaction Processing.  Marketer will be responsible for ethanol licensing, monitoring and state compliance reporting, state surety bonding, tax collection, remittance and reporting, purchase and sales acknowledgments, late payment collections and electronic funds transfer services.

c.             Inventory Management. Marketer will be responsible for monitoring future ethanol stock levels projected for Owner’s plant to facilitate the marketing program established by Marketer.

d.             Proprietary Software. Marketer will install and maintain a proprietary software system to handle linked transaction processing and necessary data access to ethanol marketing and sales information.

e.             Denaturant Supply. Marketer has the exclusive right to supply denaturant to Owner’s Ethanol plant subject to terms, conditions, and pricing as mutually agreed to by Marketer and Owner.

5.             Marketing and Administrative Service Fee.  The Marketing and Administrative Service Fee (the “Service Fee”) shall be initially $0.0085/gallon of denatured Ethanol as produced by the Ethanol Plant located near Big Stone City, South Dakota, from the Commencement Date to the fifth annual anniversary of the Commencement Date. The Service Fee shall be adjusted on the fifth anniversary of the Commencement Date and every fifth annual anniversary thereafter during any renewal period for which this Agreement remains in effect (the “Adjustment Dates”). The Service Fee shall be adjusted in accordance with the percent change in the

Producer Price Index for “All Finished Goods” (Series ID: WPUSOP3000), not seasonally adjusted, as it appears in the periodical PPI Detailed Report as published by the U.S. Department of Labor (the “Index”). The Service Fee in effect immediately prior to an Adjustment Date shall be adjusted on the Adjustment Date, based upon the percent increase or decrease between the reference base date and the current Adjustment Date. The reference base date for the adjustment to be made on the fifth anniversary shall be the Commencement Date. The reference base date for the adjustment to be made on any subsequent five year anniversary shall be the previous Adjustment Date. Thus, the reference base date for the adjustment to be made on the tenth anniversary shall be the fifth anniversary of the Commencement Date. All calculations for the Index shall be based upon the latest version of the Index published as of the Adjustment Date. If the Index value is not available for the month of the Adjustment Date, the Index value for the immediately preceding three months, whichever is the most recent month which has a published value, shall be used as the Index value for adjusting the Service Fee. If no Index values have been published for those months, then the parties shall agree upon a substitute index.

The Service Fee to be paid to Marketer by Owner as of each Adjustment Date shall be calculated as follows:

a.             Subtract the Index value for the reference base date from the Index value as of the Adjustment Date.

b.             Divide the result of the subparagraph a calculation by the Index value for the reference base date.

c.             Multiply the result of the subparagraph b calculation times the Service Fee in effect immediately prior to the Adjustment Date.

d.             Add the result of the subparagraph e calculation to the Service Fee in effect immediately prior to the Adjustment Date.

e.             The result of the subparagraph d calculation is the Service Fee to be paid from the current Adjustment Date until the next Adjustment date.

The following example demonstrates the elements of the above-described formula:

Adjustment Date Index value	100
Base date Index value	94
Result (a)	6.0
Divide result (a) by base date Index value	÷94
Result (b)	.064
Result (b) multiplied by current Service Fee	.0085
Result (c)	.0005
Result (d) added to current Service Fee	.0085
Result (e) equals New Service Fee	0.0090

6.             Marketer’s Purchase of Ethanol. Marketer may purchase for its own account all or a portion of Owner’s Ethanol at a price to be agreed upon by the parties at the time of the purchase.

7.             Value-Added Opportunities. Marketer and Owner mutually recognize that on occasion Marketer will be able to develop a sale opportunity for Owner’s ethanol that is above the market value for sales typically completed on a spot market or contract rollover basis (a “value-added transaction”).  Examples of value-added transactions include the building of new markets, time exchanges, location exchanges, rack pricing, and negotiation of spread differentials. The parties acknowledge that new value-added opportunities not yet known to the parties are expected to be developed by Marketer in the future. Owner and. Marketer acknowledge that for value-added opportunities, the Marketing Fee is insufficient to compensate Marketer for additional income and profits generated for Owner. Therefore, Owner and Marketer agree to share the additional margin generated from value-added transactions at the ratio of 50% for Owner and 50% for Marketer. The additional margin will be calculated based on. the difference in the sales price of the value-added opportunity at Owner’s production facility (net of transportation, cost) and the sales price of a typical market transaction (net of transportation cost) for a similar lime period.

In order to facilitate the completion of value-added opportunities, which occur and disappear quickly within the market, Owner agrees to identify representatives of Owner with authority to approve value-added transactions. Marketer will upon identification of a value-added opportunity present to any one of Owner’s representatives the value-added opportunity, including the details of said transaction, for consideration. Owner has complete and sole discretion to accept or reject the value-added opportunity. If agreed upon by Owner’s representative, Marketer will confirm in writing to Owner’s representative the agreement of the parties regarding the value-added opportunity. In this case, Marketer shall Ethanol complete the value-added transaction in accordance with the agreement of the parties. If Owner’s representative declines to participate in the value-added opportunity, then Marketer will not complete the value-added opportunity for Owner’s account.

8.             Reporting. Marketer will provide Owner with the following reports on a schedule described below during the term of this Agreement:

Shipping Orders	Daily
Market Information	Weekly
Sales Summary	Monthly

Owner will provide Marketer with the following reports on a scheduled described below during the tern of this Agreement:

Daily Production	Daily
Combined Shipping Schedule	Daily

In addition to the aforementioned reports, Owner will timely inform Marketer of daily inventories, plant shutdowns, daily production projections, and any other information requested by Marketer in which to perform wider this Agreement.

9.             Discontinuation of Production. In the event that Owner wishes to discontinue or reduce the production of Ethanol, Owner will notify Marketer one (1) year in advance of Owner’s decision so that all contract commitments made by Marketer for Owner may be net. If less than one (1) year notice of discontinuance or reduction of production is provided to Marketer, or if unforeseen circumstances cause Owner to cease or reduce production at its plant, Owner grants to Marketer the power to buy in Ethanol short falls for the account of the Owner on any unfilled contracts, and that any associated losses will be reimbursed by Owner to Marketer.

10.           Liability. Owner recognizes that Marketer will be performing its duties hereunder as an undisclosed agent for and on behalf of Owner.  Nevertheless, any and all liability related to the Ethanol, including but not limited to Ethanol quality and condition, the timely delivery of Ethanol, and the handling, transportation, storage and release of Ethanol into the environment, shall remain the sole responsibility of Owner, except to the extent provided in. Section 12.

11.           Indemnification of Marketer. Owner shall indemnify, hold harmless and defend Marketer, and its officers, directors, employees and agents from and against any and all claims, actions, damages, liabilities and expenses, including but not limited to, attorneys’ and other professional fees, in connection with loss of life, personal injury and/or damage to property of third parties, arising from or out of Marketer’s services provided under the terms and conditions of this Agreement, and for Owner’s breach of this Agreement, the quality and condition of the Ethanol, the breach of any warranty or representation regarding the quality and condition of the Ethanol, the failure of the Owner to timely deliver Ethanol, and the handling, transportation, storage and release of Ethanol into the environment, except that Owner shall not indemnify, hold harmless and defend Marketer from (i) the negligent or willful and wanton misconduct of Marketer and its officers, directors, employees and agents, (ii) any act beyond the scope of the Marketer’s services to be rendered under the terms and conditions of this Agreement,(iii) any violation of laws, regulations, ordinances and/or court orders by Marketer.

12.           Indemnification of Owner. Marketer shall indemnify, hold harmless and defend Owner, and its officers, employees and agents from and against any and all claims, actions, damages, liabilities and expenses, including, but not limited to, attorneys’ and other professional fees, in connection with Marketers’ breach of this agreement and, in connection with loss of life, personal injury and/or damage to property of third parties arising from or out of (i) the negligent or willful or wanton misconduct of Marketer and its officers, directors, employees and agents, (ii) any act beyond the scope of - Marketer’s services to be rendered under the terms and conditions of this Agreement, and (iii) any violation of laws, regu1ations, ordinances and/or court orders by Marketer.

13.           Insurance. Marketer will furnish Owner with an insurance certificate verifying that Marketer has commercial general liability insurance with a limit of at least $1 million per occurrence and a $2 million aggregate limit, and umbrella insurance with at least a $4 million limit.

14.           Taxes. Owner shall be solely responsible for payment of all taxes and charges, now or hereafter imposed (whether by federal, state, municipal or other public authority), by reason of this Agreement or its performance, including but not limited to, sales or use taxes, but excluding any income tax imposed upon the net profits of Marketer.  Marketer shall deduct from the proceeds of sales of Ethanol an amount equal to any taxes imposed by reason of the Original Agreement or its performance and shall remit to the appropriate government entity the taxes owed.

15.           Entire Agreement and Amendment. This Agreement contains the entire Ethanol Marketing Agreement between the parties. No oral statements, representations or prior written matter not contained in this Agreement shall have any effect regarding products marketing. This Agreement shall not be amended or modified in any manner except by a writing executed by both parties.

16.           Confidential Nature of Agreement. Marketer and Owner agree to keep all sales, prices, inventory positions, and the details of this Agreement strictly confidential.

17.           Assignment.  This Agreement shall not be assigned by either party, except to an affiliate controlled by or in control of said party, without the written consent of the other party.

18.           Governing Law.  This Agreement shall be governed, construed and enforced under the laws of the State of South Dakota.

19.           Force Majeure.  Marketer shall not be liable to Owner for its failure to deliver services hereunder, and Owner shall not be liable to Marketer for its failure to produce ethanol; when such failure shall be due to the failure of processing equipment, fires, floods, storms, weather conditions, strikes,  lock outs, other industrial disturbance, riots, legal interference, governmental action or regulation, acts of terrorism, acts of God or public enemy, or, without limitation by enumeration, any other cause beyond Marketer’s or Owner’s reasonable control; provided Marketer or Owner shall promptly and diligently take such action as may be necessary and practicable under the then existing circumstances to remove the c1ause of failure and resume delivery of services or ethanol, The party seeking to invoke this provision shall provide notice within 48 hours or such other time as is reasonable under the circumstances. The party shall further notify the other party as to the time when the force majeure condition is no longer in effect.

20.           Termination Of Other Contracts.  Affiliates of Marketer have entered into with Owner contracts under which the Affiliates provide various services and licenses. Those Affiliate contracts include, but may not be limited to, the following contracts:

Affiliate Companies	Affiliate Contracts
Broin Management, LLC	Management Agreement
Broin Management LLC	Corn and Natural Gas Price Risk Management Agreement
Dakota Gold Marketing, Inc	DDGS Marketing Agreement
Broin Companies, LLC	Information Technology, Systems Management and Data Management Services Agreement
Broin Research, Inc.	Technology and Patent Rights License Agreement
Broin and Associates, Inc.	Standard Form Agreement Between Owner and Design Builder

The above-described Affiliate contracts, and any other contract that might be in existence now or in the future between Owner and an Affiliate, shall constitute the “Affiliate Contracts.” In the event that an Affiliate Contract is terminated for any reason, without the Affiliate Contract having been renewed or replaced with a similar contract between an Affiliate and Owner, then Marketer may in its sole discretion terminate this Agreement upon sixty (60) days’ advance written notice to Owner. “Affiliate” means any of the above-described affiliates, or any other present or future company of which ten percent (10%) or more of the outstanding securities are owned or controlled by Jeff Broin and/or one or more of the Affiliates.

21.           Regulatory Changes and Changes in Customer Requirements.  In the event that at any time subsequent to the Effective Date there occurs a Regulatory Change or any Change in Customer Requirements which increases the cost to Marketer of providing the services set forth herein, and if Ethanol Products so elects by notice to Owner, then Owner shall reimburse Ethanol Products for the additional costs incurred as a result of the Regulatory Change or Change in Customer Requirements. A “Regulatory Change” means any change after the Effective Date in any applicable statute, law, code, determination, rule, regulation, decree, injunction, franchise, permit, certificate, license, ordinance, standard or control of any governmental authority. By way of example, a Regulatory Change would include increased reporting requirements of government authorities for the marketing, sale, transportation or storage of ethanol. A “Change in Customer Requirements” means any change after the Effective Date in any requirement for the purchase, delivery, transportation, storage, testing, reporting or insuring of ethanol, By way of example, a Change in Customer Requirements would include a customer imposing upon Marketer a requirement that Marketer use a specific software package in order for Marketer to market ethanol to the customer.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date and year first above written.

NORTHERN LIGHTS ETHANOL, LLC (Owner)

By	/s/ Delton Strasser

Its	President

ETHANOL PRODUCTS, LLC d/b/a POET Ethanol
Products (Marketer)

By	/s/Robert Casper

Its	President